UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc

Date:	29 August 2014

To:	London Stock Exchange

cc:	JSE Limited New York Stock Exchange

For Release:	Immediately

Contact:	Prakash Kakkad +44 (0) 20 7802 7410

BHP Billiton Plc – Total Voting Rights and Capital

In conformity with Disclosure and Transparency Rule 5.6.1, BHP Billiton Plc notifies the market of the following:

As at 29 August 2014, BHP Billiton Plc’s issued capital consists of 2,112,071,796 ordinary shares of US$0.50 each with voting rights (“Ordinary Shares”). No Ordinary Shares are held in treasury by BHP Billiton Plc. Therefore the total number of voting rights in BHP Billiton Plc are 2,112,071,796.

Shareholders may use the above figure of 2,112,071,796 Ordinary Shares as the denominator for the calculation by which they will determine if they are required to notify their interest, or a change to their interest, in BHP Billiton Plc under the FCA’s Disclosure and Transparency Rules.

Note: BHP Billiton Plc also has one Special Voting Share in issue to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on joint electorate actions.

Further information of BHP Billiton can be found on our website: www.bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 1 September, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary